SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 11)

ASCENT PEDIATRICS, INC.
(Name of Issuer)

Common Stock,
$.00004 par value per share
(Title of Class of Securities)

04362X101
(CUSIP Number)

Brian P. Friedman
FS Private Investments LLC
55 East 52nd Street, 37th Floor
New York, New York 10055-0002
(212) 409-5600
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 29, 2000
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 04362 X1 01	Page 2

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON FS Private Investments LLC 13-3940694

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* AF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	-0- 15,353,648 -0- 15,353,648

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,353,648

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 66.4%

14	TYPE OF REPORTING PERSON* OO

SCHEDULE 13D

CUSIP No. 04362 X1 01	Page 3

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Furman Selz Investors II L.P. 13-3937561

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	-0- 13,602,937 -0- 13,602,937

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,602,937

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 62.5%

14	TYPE OF REPORTING PERSON* PN

SCHEDULE 13D

CUSIP No. 04362 X1 01	Page 4

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON FS Employee Investors LLC 13-3937563

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	-0- 998,815 -0- 998,815

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 998,815

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4%

14	TYPE OF REPORTING PERSON* OO

SCHEDULE 13D

CUSIP No. 04362 X1 01	Page 5

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON FS Ascent Investments LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	-0- 1,950,000 -0- 1,950,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,950,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.6%

14	TYPE OF REPORTING PERSON* OO

SCHEDULE 13D

CUSIP No. 04362 X1 01	Page 6

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON FS Parallel Fund L.P. 13-3974766

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	-0- 566,896 -0- 566,896

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 566,896

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%

14	TYPE OF REPORTING PERSON* PN

SCHEDULE 13D

CUSIP No. 043262 X1 01	Page 7

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Brian P. Friedman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	-0- 15,353,648 -0- 15,353,648

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,353,648

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 66.4%

14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D

CUSIP No. 04362 X1 01	Page 8

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON James L. Luikart

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	-0- 15,353,648 -0- 15,353,648

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,353,648

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 66.4%

14	TYPE OF REPORTING PERSON* IN

           Except as otherwise defined herein, capitalized terms are used as defined in the most recent amendment to this Schedule 13D, Amendment No. 10, filed November 28, 2000.

Item 2.                 Identity and Background

           Item 2 is hereby deleted in its entirety and restated as follows:

           The following table provides certain information about each of the Reporting Persons.

Name and Address	Citizenship or State of Incorporation/Organization	Principal Occupation or Business

Furman Selz Investors II L.P. ("Investors") 55 East 52nd Street, 37th Floor New York, New York 10055-0002	Delaware	Limited Partnership for Investments

FS Employee Investors LLC ("Employee Investors") 55 East 52nd Street, 37th Floor New York, New York 10055-0002	Delaware	Limited Liability Company for Investments

FS Ascent Investments LLC ("Ascent Investements") 55 East 52nd Street, 37th Floor New York, New York 10055-0002	Delaware	Limited Liability Company for Investments

FS Parallel Fund L.P. ("Parallel Fund") 55 East 52nd Street, 37th Floor New York, New York 10055-0002	Delaware	Limited Partnership for Investments

FS Private Investments LLC ("Private Investments") 55 East 52nd Street, 37th Floor New York, New York 10055-0002	Delaware	Manager of Investors, Employee Investors, Parallel Fund and Ascent Investments

Brian P. Friedman 55 East 52nd Street, 37th Floor New York, New York 10055-0002	USA	Managing Member of Private Investments

James L. Luikart 55 East 52nd Street, 37th Floor New York, New York 10055-0002	USA	Managing Member of Private Investments

           The managing member of Employee Investors and the general partner of both Investors and Parallel Fund is an indirect subsidiary of ING Bank N.V., which, in turn, is wholly owned by ING Groep N.V. Both ING Bank N.V. and ING Groep N.V. are foreign corporations organized under the laws of the Netherlands. The name, business address and citizenship of each member of the executive board of ING Bank N.V. and of ING Groep N.V. are set forth in the attached schedules A and B, respectively.

           Private Investments serves as the manager of Investors, Employee Investors, Parallel Fund (each a "Fund" and, collectively, the "Funds") and Ascent Investments and in such capacity has the sole power to vote and to dispose of securities held by the Funds and Ascent Investments. Brian P. Friedman and James L. Luikart are the managing members of Private Investments.

           (d) and (e). None of the Reporting Persons, and to the knowledge of the Reporting Persons, none of the other individuals named have, within the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

           (f) Brian P. Friedman and James L. Luikart are United States citizens.

           The filing of this statement shall not be construed as an admission that any of the Reporting Persons is, for purposes of Sections 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any shares covered by this statement.

Item 3.                 Source and Amount of Funds.

           Item 3 is hereby deleted in its entirety and restated as follows:

           The funds for the transactions by Ascent Investments described in Item 4 were provided from member contributions.

Item 4.                 Purpose of Transaction .

           Item 4 is hereby amended to add the following thereto:

           On December 28, 2000, Investors, Employee Investors, Parallel Fund, Flynn Partners and BancBoston Ventures Inc. formed Ascent Investments, a Delaware limited liability company. Private Investments was designated the manager of Ascent Investments. Investors, Employee Investors and Parallel Fund respectively hold a 76.4%, 6.5% and 3.7% interest in Ascent Investments.

           On December 29, 2000, the Company entered into a Loan Agreement with Ascent Investments, pursuant to which Ascent Investments agreed to lend to the Company up to $6,250,000 (the "Ascent/Investments Loan Agreement"). In connection with the Ascent/Investments Loan Agreement, the Company and Ascent Investments entered into a Security Agreement (the "Ascent/Investments Security Agreement") whereby the Company secured the Loan with collateral consisting of substantially all of the Company's rights relating to the product entitled "Primsol", Trimethroprim hydrochloride 50 mg/5 ml for the treatment of acute otitis media.

           In connection with the Ascent/Investments Loan Agreement, the Purchase Agreement was amended on December 29, 2000 (the "Fifth Amendment"). Under the Fifth Amendment, (i) Ascent Investments agreed to purchase from the Company (a) one share of Series H Preferred Stock, par value $.01 per share (the "Series H Preferred Stock") for a purchase price of $1,000 and (b) up to an additional 3,999 shares of Series H Preferred Stock (the "Additional Series H Shares") at a purchase price of $1,000 per share following the date on which the Company shall have borrowed an aggregate principal amount of $6,250,000 under the Ascent/Investments Loan Agreement; (ii) the Company agreed to deliver to Ascent Investments (a) one warrant to purchase 1,950,000 Depositary Shares (the "Fifth Amendment Warrant") and (b) up to 9,000,000 Fifth Amendment Warrants (the "Additional Fifth Amendment Warrants") upon the occurrence of certain conditions set forth in the Fifth Amendment; (iii) the exercise price of all warrants issued pursuant to the Purchase Agreement, as amended, was lowered from $3.00 to $.05 and (iv) the Company filed a Certificate of Designation setting forth the terms of the Series H Preferred Stock.

           All acquisitions of securities issued by the Company reported on this Schedule 13D were made for investment purposes. While the Funds do have the right to appoint two directors of the Company, and two employees of Private Investments have been appointed directors under this power, the Reporting Persons expressly disclaim any intention to control or acquire control of the Company. While the Company's Board of Directors may from time to time consider matters of a nature similar to one or more of the actions enumerated under Item 4 of this Schedule 13D, there exist at this time no plans or proposals which require disclosure pursuant thereto.

Item 5.                 Interest in Securities of the Issuer .

           Item 5(a) is hereby deleted in its entirety and restated as follows:

          (a)

                                                   Shared        Shared        Sole      Sole
                        Number of Shares to        Voting        Investment    Voting    Investment   Percentage
Name                    be Beneficially Owned      Power         Power         Power     Power        of Class
----                    ---------------------      ---------     ---------     --------  ----------   ----------

Private Investments     15,353,648                 15,353,648    15,353,648      0         0            66.4%

Investors               13,602,937                 13,602,937    13,602,937      0         0            62.5%

Employee Investors         998,815                    998,815       998,815      0         0             9.4%

Ascent Investments       1,950,000                  1,950,000     1,950,000      0         0            16.6%

Parallel Fund              566,896                    566,896       566,896      0         0             5.5%

Brian P. Friedman       15,353,648                 15,353,648    15,353,648      0         0            66.4%

James L. Luikart        15,353,648                 15,353,648    15,353,648      0         0            66.4%

          As of December 29, 2000, the Company had 9,781,814 Depositary Shares outstanding, each representing one share of Common Stock. This figure does not include outstanding warrants, options and securities convertible into Depositary Shares or shares of Common Stock.

(b) (c) (d) (e)	See the responses to Items 2 and 5(a) hereof. See the response to Item 2 hereof. Not applicable. Not applicable.

Item 7.	Material Filed as Exhibits.	Page

A.	Amended Joint Reporting Agreement on Behalf of Each Reporting Person	17

Signature

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 8, 2001

FURMAN SELZ INVESTORS II L.P. By: FS PRIVATE INVESTMENTS LLC By: /s/ * Name: Brian P. Friedman Title: Managing Member

FS EMPLOYEE INVESTORS LLC By: FS PRIVATE INVESTMENTS LLC By: /s/ * Name: Brian P. Friedman Title: Managing Member

FS ASCENT INVESTMENTS LLC By: FS PRIVATE INVESTMENTS LLC By:/s/ * Name: Brian P. Friedman Title: Managing Member

FS PARALLEL FUND, L.P. By: FS PRIVATE INVESTMENTS LLC By: /s/ * Name: Brian P. Friedman Title: Managing Member

FS PRIVATE INVESTMENTS LLC By: /s/ * Name: Brian P. Friedman Title: Managing Member

/s/ * Name: Brian P. Friedman

/s/ James L. Luikart Name: James L. Luikart

*     By:/s/ Brian P. Friedman
               Brian P. Friedman

SCHEDULE A

ING BANK N.V.

The Executive Board of ING Bank N.V. consists of the following individuals:

E. Kist (Chairman) M. Tilmant (Vice Chairman) F. S. Hubbell J. H. M. Lindenbergh C. Maas A. H. G. Rinnooy Kan D. Robins

The business address of each of the above individuals is:

c/o ING Groep N.V. Strawinskylaan 2631 1077 ZZ Amsterdam

All of the members of the Executive Board of ING Bank N.V. are citizens of the Netherlands except for M. Tilmant (Belgium), F. S. Hubbell (United States) and D. Robins (United Kingdom).

SCHEDULE B

ING GROEP N.V.

The Executive Board of ING Groep N.V. consists of the following individuals:

E. Kist (Chairman) M. Tilmant (Vice Chairman) F. S. Hubbell J. H. M. Lindenbergh C. Maas A. H. G. Rinnooy Kan D. Robins

The business address of each of the above individuals is:

c/o ING Groep N.V. Strawinskylaan 2631 1077 ZZ Amsterdam

All of the members of the Executive Board of ING Groep N.V. are citizens of the Netherlands except for M. Tilmant (Belgium), F. S. Hubbell (United States) and D. Robins (United Kingdom).

EXHIBIT A

AMENDED JOINT REPORTING AGREEMENT

           WHEREAS, the amended statement of Schedule 13D (the "Joint Statement") to which this amended joint reporting agreement (the "Agreement") is an exhibit is being filed on behalf of two or more persons (collectively, the "Reporting Persons");

           WHEREAS, the Reporting Persons, other than FS Ascent Investments, filed a Joint Reporting Agreement and Power of Attorney pursuant to amended statement number 4 of Schedule 13D; and

           WHEREAS, the Reporting Persons prefer to file the Joint Statement on behalf of all of the Reporting Persons rather than individual statements on Schedule 13D on behalf of each of the Reporting Persons;

           NOW, THEREFORE, the undersigned hereby agree as follows with each of the other Reporting Persons:

           1.      Each of the Reporting Persons is responsible for the timely filing of the Joint Statement and any amendments thereto.

           2.      Each of the Reporting Persons is responsible for the completeness and accuracy of the information concerning such Reporting Person contained in the Joint Statement.

           3.      None of the Reporting Persons is responsible for the completeness or accuracy of the information concerning the other Reporting Persons contained in the Joint Statement, unless such Reporting Person knows or has reason to believe that such information is inaccurate.

           4.      The undersigned agrees that the Joint Statement is, and any amendment thereto will be, filed on behalf of each of the Reporting Persons.

           5.      This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same document.

Dated: January 8, 2001

FURMAN SELZ INVESTORS II L.P. By: FS PRIVATE INVESTMENTS LLC By: /s/ * Name: Brian P. Friedman Title: Managing Member

FS EMPLOYEE INVESTORS LLC By: FS PRIVATE INVESTMENTS LLC By: /s/ * Name: Brian P. Friedman Title: Managing Member

FS ASCENT INVESTMENTS LLC By: FS PRIVATE INVESTMENTS LLC By:/s/ * Name: Brian P. Friedman Title: Managing Member

FS PARALLEL FUND, L.P. By: FS PRIVATE INVESTMENTS LLC By: /s/ * Name: Brian P. Friedman Title: Managing Member

FS PRIVATE INVESTMENTS LLC By: /s/ * Name: Brian P. Friedman Title: Managing Member

/s/ * Name: Brian P. Friedman

/s/ James L. Luikart Name: James L. Luikart

*     By:/s/ Brian P. Friedman
               Brian P. Friedman